PARAMOUNT RESOURCES LTD.
Calgary, Alberta
April 27, 2007

PARAMOUNT RESOURCES LTD. CONFIRMS DISCUSSIONS REGARDING SURMONT ASSETS

Paramount Resources Ltd. (TSX: POU) ("Paramount") today confirmed that it has been in discussions regarding the possible sale of its oil sands leases and shut-in natural gas rights in the Surmont area of Alberta. At this time, there can be no assurance that a disposition will take place.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994